SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    --------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of February, 2003

                                  Serono S.A.
                     ---------------------------------------
                              (Registrant's Name)

                            15 bis, Chemin des Mines
                                Case Postale 54
                                CH-1211 Geneva 20
                                  Switzerland
                    ----------------------------------------
                    (Address of Principal Executive Offices)

                                    1-15096
                    ----------------------------------------
                              (Commission File No.)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F   X      Form 40-F
               -----              -----

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).)
                                                               -----
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).)
                                                               -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes         No   X
         -----      -----

     (If  "Yes"  is  marked,  indicate  below  the  file  number assigned to the
registrant  in  connection  with  Rule  12g3-2(b):  82-     )
                                                       -----

                                                               [GRAPHIC OMITTED]
                                                                     SERONO


Media Release

FOR IMMEDIATE RELEASE
---------------------


            SERONO 2002 REVENUES BREAK THROUGH THE $1.5 BILLION MARK
                     PRODUCT SALES UP 13.9% TO $1.42 BILLION

             - STRONG FOURTH QUARTER WITH REVENUES UP 20.9% TO $442M
               AND EXCELLENT PERFORMANCE OF REBIF IN US AND EUROPE -

GENEVA, SWITZERLAND, FEBRUARY 3, 2003 - Serono S.A. (virt-x: SEO and NYSE: SRA), the third largest biotechnology company in the world, today reported its fourth quarter and full year results for the period ended December 31, 2002.


KEY POINTS FOR FULL YEAR 2002

-    Total  revenues  up  12.4%  to  $1,546.5m
- Product sales up 13.9% to $1,423.1m, with Neurology sales up 44.6% to $548.8m and Reproductive Health franchise growing 8.3% to $621.9m
- Reported net income up 1.3% to $320.8m and up 14.6% to $333.8m on a like-for-like* basis, reflecting final stage of phase-out of urine-derived products
-    Net  cash  flows  from  operating  activities  up  31.4%  to  $532.0m
- Reported EPS of $20.07 per bearer share and $0.50 per ADS and like-for-like* EPS of $20.88 per bearer share and $0.52 per ADS. Proposed dividend of CHF7.00 per bearer share and of CHF0.175 per ADS**
- Two in-licensing agreements signed in fourth quarter - Novantrone(R), a marketed product in the US, from Amgen and cladribine from IVAX
- 2003 outlook is growth of 15% to 20% in total revenues and net income growth of 15% to 20% on a reported basis


"2002 was a very successful year for our company. We broke through the $1.5 billion revenue mark and achieved sales growth of 13.9%," said Ernesto Bertarelli, Chief Executive Officer of Serono. "I am particularly pleased with the excellent performance of Rebif in the US, and the significant investments we have made, which position us very well for future growth."

* Excluding a $16.3m restructuring charge, related primarily to the closure of production facilities for urine-derived reproductive hormones, taken in the fourth quarter of 2002, and exceptional licensing payments of $27.6m and $0.6m received from a third party in 2001 and 2002 respectively from the divestiture of a product which was non-core to Serono's business - see attached income statements

** i.e. $0.13 based on an exchange rate of $1=CHF1.3578, as of January 31, 2003. The actual dividend will be based on the exchange rate in effect on the date the dividend is converted into $ by the depositary for the ADS


                                     -more-

"Our excellent cash flow has led to a further strengthening of our balance sheet during the past year," said Allan Shaw, Chief Financial Officer. "This provides us with the financial flexibility to continue investing in opportunities to grow our business."

FOURTH QUARTER AND FULL YEAR FINANCIAL PERFORMANCE

Total revenues increased by 12.4% to $1,546.5m in the full year 2002, and by 20.9% to $442.1m in the fourth quarter (2001: $365.6m).

Worldwide product sales were $1,423.1m in 2002, up 13.9% (2001: $1,249.4m), and up 21.0% to $409.4m in the fourth quarter (2001: $338.4m).

Royalty and licensing income was $123.4m in 2002 (2001: $127.1m which included exceptional payments of $27.6m from a third party related to the divestiture of a product which was non-core to Serono's business). It was up 20.1% to $32.7m (2001: $27.2m) in the fourth quarter. This increase largely reflects the licensing income related to the co-promotion with Pfizer of Rebif(R) in the US.

The gross margin has increased to 84.3% of product sales in 2002 (2001: 82.9%), as a result of the continued increase in the proportion of biotechnology products among our total sales as well as further manufacturing improvements leading to higher production yields. In the fourth quarter of 2002 recombinant products accounted for 87.9% of product sales (Q4 2001: 82.1%).

Selling, General and Administrative expenses were $512.9m or 33.2% of total revenues in 2002 (2001: $446.9m or 32.5% of total revenues), and 33.7% of revenues at $148.9m in the fourth quarter (2001: $126.7m or 34.7% of revenues).

Research and Development expenses were $358.1m or 23.2% of total revenues (2001:
$308.6m or 22.4% of total revenues) in the full year, and $95.4m or 21.6% of total revenues in the fourth quarter (2001: $80.0m or 21.9% of total revenues).

In order to proceed with the final stage of closure of its production facilities for urine-derived reproductive hormone products in Italy, Serono decided to take a restructuring charge of $16.3m in the fourth quarter. This business decision reflects Serono's strategic emphasis on high quality human proteins produced through recombinant technology for the treatment of infertility. We expect this final phase-out to have a positive impact on gross margin and a neutral effect on sales growth of reproductive health products over the next two to three years.

Other operating expenses in 2002 were $85.8m (2001: $70.2m). In the fourth quarter, the increase in other operating expenses to $27.7m (2001: $18.8m) reflects increased royalties to third parties related to Serono's product sales, as well as the amortisation of goodwill associated with the acquisition of Genset.


                                     -more-

Full year 2002 operating income increased by 3.5% to $349.6m or 22.6% of revenues (2001: $337.7m or 24.5% of revenues), and was $88.6m in the fourth quarter or 20.0% of total revenues (2001: $88.1m or 24.1% of total revenues).

Net financial income was $36.5m in 2002 (2001: $51.4m) reflecting the low interest rates in the past year, and was $9.2m in the fourth quarter (2001:
$2.9m).

Total taxes in 2002 were $63.1m, representing an overall tax rate of 16.4% of profit before tax (2001: $69.8m, or 18.1% of profit before tax). In the fourth quarter, taxes were $15.8m, or 16.2% of profit before tax.

Net income in the full year 2002 was up 1.3% to $320.8m (2001: $316.7m). On a like-for-like* basis net income in 2002 rose by 14.6% to $333.8m, or 21.6% of total revenues. In the fourth quarter, reported net income grew 6.3% to $81.6m or 18.5% of total revenues (2001: $76.7m or 21.0% of total revenues).

Despite the large fluctuation of the US dollar versus European currencies during the year, the broad geographic nature of our international operations provided a natural hedge to the company's currency exposures in 2002. The negative impact of translation of currency on our operating results was $2.9m, or less than a 1% effect on reported net income.

Basic earnings per share (EPS) were $20.07 per bearer share (2001: $19.72) and $0.50 per American Depositary Share (ADS) (2001: $0.49). On a like-for-like* basis EPS were $20.88 per bearer share (2001: $18.14) and $0.52 per American
Depositary  Share  (ADS)  (2001:  $0.45).

On May 6, 2003, the Board of Directors will propose to the Annual General Meeting a cash dividend of CHF7.0 per bearer share (2001: CHF 6.25) or CHF0.175 per ADS**, representing a payout ratio of 25.7% (2001: 18.8%) at current exchange rates.

For the full year ended 2002, net cash flow from operating activities was $532.0m, up 31.4% compared to $405.0m for 2001.

On July 15 Serono announced a share buy back program for the repurchase of bearer shares up to a value of CHF 500m over a three-year period. At the year end, 226,507 shares had been purchased on the open market, representing 34.6% of the authorised amount.

As of December 31, 2002, there were 15.851 million outstanding equivalent bearer shares. 5.5% of bearer shares were in the form of American Depositary Shares (24.957 million ADS outstanding) representing 3.9% of Serono's market capitalization.

* Excluding a $16.3m restructuring charge, related primarily to the closure of production facilities for urine-derived reproductive hormones, taken in the fourth quarter of 2002, and exceptional licensing payments of $27.6m and $0.6m received from a third party in 2001 and 2002 respectively from the divestiture of a product which was non-core to Serono's business - see attached income statements

** i.e. $0.13 based on an exchange rate of $1=CHF1.3578, as of January 31, 2003. The actual dividend will be based on the exchange rate in effect on the date the dividend is converted into $ by the depositary for the ADS


                                     -more-

NEUROLOGY - REBIF(R) BECOMES TOP-SELLING PRODUCT IN 2002

Full year sales of Rebif(R) (interferon beta 1-a) in multiple sclerosis were up 44.6% to $548.8m (2001: $379.6m) making it the Company's top selling product in 2002. In the fourth quarter, worldwide sales of Rebif(R) in MS increased by 55.3% to $171.5m (2001: $110.5m).

Building on the excellent US launch of Rebif(R) in March 2002, Serono successfully started the co-promotion with Pfizer and initiated a direct to consumer marketing campaign. Sales in the US were $34.7m in the fourth quarter and $71.2m for the full year. At the end of the fourth quarter, over 13,000 patients were being treated with Rebif(R) in the US and our estimated dollar market share was 8.5%.

Rebif(R) continues its market leadership outside the US with 2002 sales increasing by 25.8% to $477.6m in the rest of the world (2001: $379.6m), within which European sales increased by 29.9% to $314.1m (2001: $241.9m). In the fourth quarter of 2002 Rebif(R) sales in Europe were $91.9m, an increase of 28.8%.

In November 2002, the 12-month data from the EVIDENCE study was published in the peer-reviewed journal Neurology. This data had been instrumental in overcoming the Orphan Drug status of Avonex(R), currently the market leading product for multiple sclerosis in the US. Publication of this data allows it to be more effectively disseminated in the neurological community worldwide.

In the fourth quarter of 2002 Serono successfully concluded its licensing agreement with Amgen for the marketed product Novantrone(R) in the US. Novantrone(R), for worsening forms of MS is complementary to Rebif(R) and makes Serono the only MS company to offer a portfolio of products to neurologists and patients. This is consistent with our strategy of building the leading MS portfolio.

REPRODUCTIVE HEALTH - COMPLETE RECOMBINANT PORTFOLIO DELIVERING RESULTS

In 2002, worldwide reproductive health sales grew 8.3%, which is faster than the overall reproductive health market, to $621.9m (2001: $574.3m) and by 7.1% to $165.8m in the fourth quarter (2001: $154.8m). Sales of Gonal-F(R) (recombinant human FSH) increased by 9.7% to $450.4m (2001: $410.5m) in the full year and by 10.6% to $121.3m (2001: $109.7m) in the fourth quarter.

Given the demonstrated benefits of recombinant products in infertility, Serono's strategy for some time now has been to replace old-generation urine-derived products as the recombinant products are registered and become available around the world. Recombinant human DNA technology is a superior method for providing human proteins for therapeutic use as it enables the production of consistent and extremely pure proteins in guaranteed quantities. In accordance with our strategy, the Company is now proceeding with the final closure of its production facilities for urine-derived products. During the phase-out period, urine-derived products will remain available on a country by country basis, and we expect substantial sales from existing inventory. At the end of 2002 recombinant products accounted for more than 89.9% of Serono's combined gonadotropin sales in the US and Europe.


                                     -more-

METABOLIC ENDOCRINOLOGY

Saizen(R) sales increased by 15.6% to $124.0m (2001: $107.3m) in 2002, and were up 24.8% to $36.0m (2001: $28.9m) during the fourth quarter.

Serostim(R) sales reached $95.1m in the full year (2001: $125.3m), and were $26.5m (2001: $27.0m) in the fourth quarter.

In October 2002, Serono announced the implementation of the new Serostim(R) Secured Distribution Program in the US. This is designed to track and manage Serostim(R) through the distribution process, and ensure that patients who require Serostim(R) receive genuine products on a timely basis.

REGIONAL SALES

North American sales grew by 22.8% to $479.6m in 2002 (2001: $390.6m). European sales increased by 14.4% to $620.4m (2001: $542.2m). Sales in the Middle East, Africa and Eastern Europe were up 28.0% to $107.6m (2001: $84.1m), and up 22.8% in Oceania to $21.9m (2001: $17.9m). Sales in Asia Pacific were up 1.4% to $55.2m (2001: $54.4m) and were steady at $29.2m in Japan (2001: $29.3m).
Economic conditions in Latin America led to lower full year sales of $109.2m (2001: $130.9m).

SIGNIFICANT ADDITIONS TO DEVELOPMENT PIPELINE THROUGH LICENSING ACTIVITIES

2002 was a year of significant progress in the area of business development with the achievement of agreements with leading biotechnology partners for late-stage and marketed products. Through these agreements Serono has augmented its position in existing therapeutic areas and accelerated its entry into the important new area of psoriasis. Although associated with some earnings dilution in the short-term these agreements are expected to be catalysts for growth in the medium to long term. The key agreements concluded were:

     - In November 2002 Amgen licensed to Serono the rights to commercialize Novantrone(R) (mitoxantrone) in the US.

     - In August 2002 Genentech licensed to Serono the rights to develop and market Raptiva(TM) (efalizumab) for psoriasis worldwide, except for the US, Japan and certain Asian countries. This agreement also covers co-development of Raptiva(TM) for additional indications, including rheumatoid arthritis, which is currently in Phase 2.

In addition

     - In July 2002 AstraZeneca licensed to Serono the rights to develop and market the aromatase inhibitor, anastrozole, in female infertility.

     - In October 2002 IVAX and Serono agreed to develop and market cladribine, a potential oral therapy for MS.


                                     -more-

R&D NEWS

In 2002, Serono successfully acquired Genset, creating a unique genetics and genomics discovery platform. The integration of Genset is now completed.

During last year, the following projects have moved into or through the R&D pipeline:

     - Following the positive outcome of a Phase 2 clinical trial for onercept (r-TBP-1) in psoriasis and psoriatic arthritis, a Phase 3 study is planned to start in the second half of this year.

     - Raptiva(TM), in-licensed from Genentech, will be filed in Europe for moderate to severe psoriasis during the first quarter 2003 and is currently in Phase 2 in rheumatoid arthritis.

     - Following the positive outcome of a Phase 3 clinical trial of Serostim(R) in short bowel syndrome, a regulatory submission has been made to FDA in the fourth quarter of 2002. Results from this study were also presented at the Nutrition Week meeting in San Antonio, Texas, on January 21, 2003.

     - Phase 1 studies of r-IL-18 binding protein are now completed, and further studies in patients with psoriasis and rheumatoid arthritis are planned to start in 2003.

     - A large Phase 2 study of anastrozole for ovulation induction will start in the US in the first quarter of this year.

     - The positive outcome of a Phase 2/3 clinical trial of Serostim(R) in HARS (HIV-associated adipose redistribution syndrome) was announced.

     - A Phase 3 trial of r-IFN-beta 1a in Asian patients with chronic hepatitis C was initiated.

     - PEG-GHRF (pegylated growth hormone releasing factor), which has the potential to treat disorders related to growth hormone deficiency, has recently moved to Phase 1 studies.

     - Phase 1 trials of an oral formulation of cladribine, being developed by Serono and IVAX, are planned for 2003.

     - A Phase 2 study of r-hLIF for the treatment of embryo implantation failure will be initiated in early 2003.

     - Based on preclinical work in diabetic neuropathy, r-IL-6 (atexakin alfa) is moving into Phase 2.

OUTLOOK FOR THE FULL YEAR 2003

Given the strong outlook for Rebif(R), the performance of Reproductive Health, and taking into account the business developments of 2002, Serono expects US dollar growth in 2003 of 15% to 20% in total revenues and US dollar net income growth of 15% to 20% on a reported basis.


                                     -more-

CONFERENCE CALL AND WEBCAST

Serono will hold a conference call today, February 3, 2003, starting at 3.00 pm Central European Time (09.00 am Eastern Time) during which Serono Management will present the Company's Fourth Quarter and Full Year 2002 Results. To join the telephone conference please dial 091 610 5600 (from Switzerland), 0207 866 4111 (from the UK), 412 858 4600 (from the US) and +41 91 610 5600 (from elsewhere). Telephone playback will be available one hour after the conference call and until close of business 5.00 pm CET on February 5, 2003. To access this playback please dial the following numbers: 091 612 4330 (from Switzerland), 0207 866 4300 (from the UK), 412 858 1440 (from the US) and +41 91
612 4330 (from elsewhere) and enter the PIN code 247# from a touch tone telephone.

The event will also be relayed by live audio webcast which interested parties may access via Serono's Corporate home page, www.serono.com. A link to the webcast will be provided immediately prior to the event. Additionally, the webcast will be available for replay until close of business on February 18, 2003.

                                       ###
Some of the statements in this press release are forward looking. Such statements are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of Serono S.A. and affiliates to be materially different from those expected or anticipated in the forward-looking statements. Forward-looking statements are based on Serono's current expectations and assumptions, which may be affected by a number of factors, including those discussed in this press release and more fully described in Serono's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on May 21, 2002. These factors include any failure or delay in Serono's ability to develop new products, any failure to receive anticipated regulatory approvals, any problems in commercializing current products as a result of competition or other factors, our ability to obtain reimbursement coverage for our products, and government regulations limiting our ability to sell our products. Serono has no responsibility to update the forward-looking statements contained in this press release to reflect events or circumstances occurring after the date of this press release.
                                       ###

ABOUT SERONO
Serono is a global biotechnology leader. The Company has six recombinant products on the market, Gonal-F(R), Luveris(R), Ovidrel(R)/Ovitrelle(R), Rebif(R), Serostim(R) and Saizen(R) (Luveris(R) is not approved in the USA). In addition to being the world leader in reproductive health, Serono has strong market positions in neurology, metabolism and growth. The Company's research programs are focused on growing these businesses and on establishing new therapeutic areas. Currently, there are over 30 projects in development.

In 2002, Serono achieved worldwide revenues of US$1.546 billion, and a net income of US$321 million, making it the third largest biotech company in the world. The Company operates in 45 countries, and its products are sold in over 100 countries. Bearer shares of Serono S.A., the holding company, are traded on the virt-x (SEO) and its American Depositary Shares are traded on the New York Stock Exchange (SRA).


                                     -more-

FOR MORE INFORMATION, PLEASE CONTACT:


SERONO IN GENEVA, SWITZERLAND:
MEDIA RELATIONS:               INVESTOR RELATIONS:
Tel:   +41-22-739 36 00        Tel:    +41-22-739 36 01
Fax:   +41-22-739 30 85        Fax:    +41-22-739 30 22
http://www.serono.com          Reuters: SEOZ.VX / SRA.N
---------------------          Bloomberg: SEO VX / SRA US

SERONO, INC., ROCKLAND, MA
MEDIA RELATIONS:               INVESTOR RELATIONS:
Tel.   +1 781 681 2340         Tel.   +1 781 681 2552
Fax:   +1 781 681 2935         Fax:   +1 781 681 2912
http://www.seronousa.com
------------------------


On the following pages, there are:

     - Tables detailing sales in dollars by therapeutic area, geographic region and the top 10 products for the 3 and 12 months ended December 31, 2002 and 2001.

     - The unaudited consolidated financial statements for the 3 and 12 months ended December 31, 2002 and 2001, including income statements, balance sheets and statements of cash flows, prepared in accordance with International Accounting Standards (I.A.S.).


                                     -more-

                                  TOP TEN PRODUCTS


                             THREE MONTHS ENDED               THREE MONTHS ENDED
                             DECEMBER 31, 2002                DECEMBER 31, 2001
                        -----------------------------------------------------------

                 * TA    $ MILLION  % OF SALES   % CHANGE $   $ MILLION  % OF SALES
Rebif(R)        MS          171.5        41.9%        55.3%     110.5         32.6%
Gonal-F(R)      RH          121.3        29.6%        10.6%     109.7         32.4%
Saizen(R)       Growth       36.0         8.8%        24.8%      28.9          8.5%
Serostim(R)     Wasting      26.5         6.5%       (1.8%)      27.0          8.0%
Pergonal(R)     RH           13.3         3.2%        11.4%      11.9          3.5%
Metrodin HP(R)  RH           10.4         2.5%      (39.9%)      17.3          5.1%
Cetrotide(R)    RH            5.4         1.3%        38.1%       3.9          1.2%
Profasi(R)      RH            5.0         1.2%      (23.2%)       6.5          1.9%
Stilamin(R)     Other         3.7         0.9%      (26.5%)       5.0          1.5%
Crinone(R)      RH            3.1         0.8%       484.1%      (0.8)       (0.2%)


                             TWELVE MONTHS ENDED              TWELVE MONTHS ENDED
                             DECEMBER 31, 2002                DECEMBER 31, 2001
                        -----------------------------------------------------------

                   * TA  $ MILLION  % OF SALES   % CHANGE $   $ MILLION  % OF SALES

Rebif(R)        MS          548.8        38.6%        44.6%     379.6         30.4%
Gonal-F(R)      RH          450.4        31.7%         9.7%     410.5         32.9%
Saizen(R)       Growth      124.0         8.7%        15.6%     107.3          8.6%
Serostim(R)     Wasting      95.1         6.7%      (24.1%)     125.3         10.0%
Metrodin HP(R)  RH           50.1         3.5%      (25.3%)      67.1          5.4%
Pergonal(R)     RH           46.0         3.2%        20.7%      38.1          3.0%
Profasi(R)      RH           19.8         1.4%      (16.9%)      23.8          1.9%
Cetrotide(R)    RH           18.4         1.3%        73.1%      10.6          0.8%
Stilamin(R)     Other        13.9         1.0%      (17.9%)      16.9          1.4%
Crinone(R)      RH           10.9         0.8%       347.0%       2.4          0.2%


                             * THERAPEUTIC AREAS
  RH   =  Reproductive Health                    Wasting   =  AIDS Wasting
  MS   =  Multiple Sclerosis                     Growth    =  Growth Retardation


                                     -more-

CONSOLIDATED INCOME STATEMENTS


THREE MONTHS ENDED DECEMBER 31                 2002 *       %  OF                    2001 *         %  of
                                              US$'000     REVENUES     % change     US$'000       Revenues
Revenues
Product sales                                 409,429                      21.0%      338,440
Royalty and license income                     32,654                      20.1%       27,186
-------------------------------------------------------------------------------------------------------------
TOTAL REVENUES                                442,083          100.0%      20.9%      365,626          100.0%
-------------------------------------------------------------------------------------------------------------
Operating Expenses
Cost of product sales                          65,167                      25.4%       51,985
% of Sales                                       15.9%                                   15.4%
Selling, general and administrative           148,865           33.7%      17.5%      126,702           34.7%
Research and development                       95,418           21.6%      19.2%       80,042           21.9%
Restructuring                                  16,303            3.7%     100.0%            0            0.0%
Other operating expense, net                   27,748            6.3%      47.7%       18,792            5.1%
-------------------------------------------------------------------------------------------------------------
Total Operating Expenses                      353,501           80.0%      27.4%      277,521           75.9%
-------------------------------------------------------------------------------------------------------------
OPERATING INCOME                               88,582           20.0%       0.5%       88,105           24.1%
-------------------------------------------------------------------------------------------------------------
Financial income, net                           9,152                     210.9%        2,944
Other expense/(income), net                      (175)                                    722
-------------------------------------------------------------------------------------------------------------
Total Non Operating Income, Net                 9,327                                   2,222
-------------------------------------------------------------------------------------------------------------
Income Before Taxes and Minority Interests     97,909           22.1%       8.4%       90,327           24.7%
Taxes                                          15,849                                  13,546
-------------------------------------------------------------------------------------------------------------
Income Before Minority Interests               82,060                                  76,781
Minority interests                                474                                      42
-------------------------------------------------------------------------------------------------------------
NET INCOME                                     81,586           18.5%       6.3%       76,739           21.0%
-------------------------------------------------------------------------------------------------------------

Exceptional items
-----------------
License income 1)                                   0                                    (419)
Restructuring charges 2)                       16,303                                       0
Tax impact of exceptional items                (2,690)                                     34
-------------------------------------------------------------------------------------------------------------
NET INCOME W/O EXCEPTIONAL ITEMS               95,199           21.5%      24.7%       76,354           20.9%
-------------------------------------------------------------------------------------------------------------

* Unaudited

1) Payments from a third party for the divestiture of a product which was non-core to Serono's business

2) Restructuring charges primarily related to phased closure of production facilites for urine-derived reproductive hormone products


                                                 2002           2001    % CHANGE         2002         2001  % CHANGE
                                                                                      WITHOUT      Without
                                                                                  EXCEPTIONAL  exceptional
Basic Earnings per Share (in U.S. dollars)                                              ITEMS        items
--------------------------------------------------------------------------------------------------------------------
 - Bearer shares                                 5.15           4.78        7.7%         6.01           4.75   26.3%
--------------------------------------------------------------------------------------------------------------------
 - Registered shares                             2.06           1.91        7.7%         2.40           1.90   26.3%
--------------------------------------------------------------------------------------------------------------------
 - American depositary shares                    0.13           0.12        7.7%         0.15           0.12   26.3%
--------------------------------------------------------------------------------------------------------------------

Diluted Earnings per Share (in U.S. dollars)
 - Bearer shares                                 5.14           4.77        7.8%         6.00           4.75   26.4%
--------------------------------------------------------------------------------------------------------------------
 - Registered shares                             2.06           1.91        7.8%         2.40           1.90   26.4%
--------------------------------------------------------------------------------------------------------------------
 - American depositary shares                    0.13           0.12        7.8%         0.15           0.12   26.4%
--------------------------------------------------------------------------------------------------------------------

Basic earnings per share are calculated in accordance with IAS 33 (Earnings per Share) by dividing the net income of the group, US$81.6 million (2001 US$76.7 million), by an appropriate number of shares. This is 11,446,403 bearer shares (2001 11,655,237) and 11,013,040 registered shares (2001 11,013,040). The total weighted average equivalent number of bearer shares is 15,851,619 (2001 16,060,453) for the three months ended December 31, 2002. As each American depositary share represents ownership interest in one fortieth of a bearer share, basic and diluted earnings per American depositary share is calculated as one fortieth of the earnings per bearer share.

For diluted earnings per share, the total number of bearer shares is adjusted to assume conversion of all share options granted to employees and directors. The number of bearer shares used to calculate diluted earnings per share is 11,457,771 (2001 11,679,571).


                                     -more-

CONSOLIDATED INCOME STATEMENTS


TWELVE MONTHS ENDED DECEMBER 31                 2002 *        %  OF                      2001          %  of
                                               US$'000      REVENUES     % change     US$'000       Revenues
Revenues
Product sales                                 1,423,130                      13.9%    1,249,405
Royalty and license income                      123,399                     (2.9%)      127,065
---------------------------------------------------------------------------------------------------------------
TOTAL REVENUES                                1,546,529          100.0%      12.4%    1,376,470          100.0%
---------------------------------------------------------------------------------------------------------------
Operating Expenses
Cost of product sales                           223,751                       5.0%      213,160
% of Sales                                         15.7%                                   17.1%
Selling, general and administrative             512,942           33.2%      14.8%      446,945           32.5%
Research and development                        358,099           23.2%      16.1%      308,561           22.4%
Restructuring                                    16,303            1.1%     100.0%            0            0.0%
Other operating expense, net                     85,811            5.5%      22.3%       70,152            5.1%
---------------------------------------------------------------------------------------------------------------
Total Operating Expenses                      1,196,906           77.4%      15.2%    1,038,818           75.5%
---------------------------------------------------------------------------------------------------------------
OPERATING INCOME                                349,623           22.6%       3.5%      337,652           24.5%
---------------------------------------------------------------------------------------------------------------
Financial income, net                            36,476                    (29.0%)       51,381
Other expense, net                                1,658                                   2,548
---------------------------------------------------------------------------------------------------------------
Total Non Operating Income, Net                  34,818                                  48,833
---------------------------------------------------------------------------------------------------------------
Income Before Taxes and Minority Interests      384,441           24.9%     (0.5%)      386,485           28.1%
Taxes                                            63,127                                  69,816
---------------------------------------------------------------------------------------------------------------
Income Before Minority Interests                321,314                                 316,669
Minority interests                                  536                                     (52)
---------------------------------------------------------------------------------------------------------------
NET INCOME                                      320,778           20.7%       1.3%      316,721           23.0%
---------------------------------------------------------------------------------------------------------------

Exceptional items
-----------------
License income 1)                                  (629)                                (27,609)
Restructuring charges 2)                         16,303                                       0
Tax impact of exceptional items                  (2,640)                                  2,209

---------------------------------------------------------------------------------------------------------------
NET INCOME W/O EXCEPTIONAL ITEMS                333,812           21.6%      14.6%      291,321           21.6%
---------------------------------------------------------------------------------------------------------------

* Unaudited

1) Payments from a third party for the divestiture of a product which was non-core to Serono's business
2) Restructuring charges primarily related to phased closure of production facilites for urine-derived reproductive hormone products


                                                   2002           2001    % CHANGE         2002         2001  % CHANGE
                                                                                        WITHOUT      Without
                                                                                    EXCEPTIONAL  exceptional
Basic Earnings per Share (in U.S. dollars)                                                ITEMS        items
----------------------------------------------------------------------------------------------------------------------
 - Bearer shares                                  20.07          19.72        1.8%        20.88          18.14   15.1%
----------------------------------------------------------------------------------------------------------------------
 - Registered shares                               8.03           7.89        1.8%         8.35           7.25   15.1%
----------------------------------------------------------------------------------------------------------------------
 - American depositary shares                      0.50           0.49        1.8%         0.52           0.45   15.1%
----------------------------------------------------------------------------------------------------------------------

Diluted Earnings per Share (in U.S. dollars)
 - Bearer shares                                  20.04          19.68        1.8%        20.86          18.10   15.2%
----------------------------------------------------------------------------------------------------------------------
 - Registered shares                               8.02           7.87        1.8%         8.34           7.24   15.2%
----------------------------------------------------------------------------------------------------------------------
 - American depositary shares                      0.50           0.49        1.8%         0.52           0.45   15.2%
----------------------------------------------------------------------------------------------------------------------


Basic earnings per share are calculated in accordance with IAS 33 (Earnings per Share) by dividing the net income of the group, US$320.8 million (2001 US$316.7 million), by an appropriate number of shares. This is 11,580,610 bearer shares (2001 11,658,108) and 11,013,040 registered shares (2001 11,013,040). The total weighted average equivalent number of bearer shares is 15,985,826 (2001 16,063,324) for the twelve months ended December 31, 2002. As each American depositary share represents ownership interest in one fortieth of a bearer share, basic and diluted earnings per American depositary share is calculated as one fortieth of the earnings per bearer share.

For diluted earnings per share, the total number of bearer shares is adjusted to assume conversion of all share options granted to employees and directors. The number of bearer shares used to calculate diluted earnings per share is 11,598,154 (2001 11,687,609).


                                     -more-

CONSOLIDATED BALANCE SHEETS


As of                                                           DECEMBER 31, 2002 *    December 31, 2001
                                                                           US$000                 US$000
ASSETS
Current Assets
Cash and cash equivalents                                                   686,033           1,131,091
Short-term investments                                                      378,865             344,413
Trade accounts receivable                                                   257,313             234,490
Inventories                                                                 259,477             196,063
Prepaid expenses                                                             26,609              21,857
Other current assets                                                        208,100             134,955
--------------------------------------------------------------------------------------------------------
Total Current Assets                                                      1,816,397           2,062,869
--------------------------------------------------------------------------------------------------------

Long-Term Assets
Property, plant and equipment                                               554,509             460,767
Long-term financial assets                                                  711,201             241,009
Intangible assets                                                           216,371             110,615
Deferred tax assets                                                         136,687             107,115
Other long-term assets                                                       59,509              36,394
--------------------------------------------------------------------------------------------------------
Total Long-Term Assets                                                    1,678,277             955,900
--------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                              3,494,674           3,018,769
--------------------------------------------------------------------------------------------------------

LIABILITIES
Current Liabilities
Bank advances                                                                70,093             154,295
Trade accounts payable                                                       60,591              60,151
Current portion of long-term debt                                            23,505              18,959
Income taxes                                                                 55,152              55,948
Other current liabilities                                                   332,893             246,157
--------------------------------------------------------------------------------------------------------
Total Current Liabilities                                                   542,234             535,510
--------------------------------------------------------------------------------------------------------

Long-Term Liabilities
Long-term debt                                                               25,857              37,325
Deferred tax liabilities                                                     12,080               9,003
Other long-term liabilities                                                 452,140             217,430
--------------------------------------------------------------------------------------------------------
Total Long-Term Liabilities                                                 490,077             263,758
--------------------------------------------------------------------------------------------------------
Total Liabilities                                                         1,032,311             799,268
--------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------
Minority Interests                                                            1,165                 587
--------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
Share capital                                                               249,408             252,955
Share premium                                                               866,689             966,295
Retained earnings                                                         1,364,626           1,108,086
Fair value reserves                                                         (44,807)            (25,135)
Cumulative foreign currency translation adjustments                          25,282             (83,287)
--------------------------------------------------------------------------------------------------------
Total Shareholders' Equity                                                2,461,198           2,218,914
--------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------
Total Liabilities, Minority Interests and Shareholders' Equity            3,494,674           3,018,769
--------------------------------------------------------------------------------------------------------

*  Unaudited


                                     -more-

CONSOLIDATED STATEMENTS OF CASH FLOWS


Twelve months ended December 31                                          2002 *       2001
                                                                         US$000      US$000
Cash Flows From Operating Activities
Income before taxes and minority interests                               384,441     386,485
Depreciation and amortization                                            100,552      98,906
Financial income                                                         (64,645)    (75,858)
Financial expense                                                         10,643      14,709
Other non-cash items                                                      17,233      25,595
---------------------------------------------------------------------------------------------
Cash Flows From Operating Activities Before Working Capital Changes      448,224     449,837
---------------------------------------------------------------------------------------------

Working Capital Changes
Trade accounts payable, other current liabilities and deferred income    208,341      20,530
Trade accounts receivable                                                 (3,968)    (22,231)
Inventories                                                              (32,620)    (37,335)
Prepaid expenses and other current assets                                (25,482)     34,879
Taxes paid                                                               (62,513)    (40,730)
---------------------------------------------------------------------------------------------
NET CASH FLOWS FROM OPERATING ACTIVITIES                                 531,982     404,950
---------------------------------------------------------------------------------------------

Cash Flows From Investing Activities
Acquisition of subsidiary, net of cash acquired                         (115,092)          -
Purchase of property, plant and equipment                                (99,144)    (78,565)
Purchase of intangible and other long-term assets                        (25,194)    (44,352)
Purchase of financial assets                                            (860,407)   (188,853)
Other non-current liabilities                                            (10,257)      1,653
Proceeds from sale of financial assets                                   344,362     871,343
Disposals of subsidiary, net of cash disposed                              6,628           -
Proceeds from sale of property, plant and equipment                       10,488      11,033
Interest received                                                         48,005      76,076
---------------------------------------------------------------------------------------------
Net Cash Flows From Investing Activities                                (700,611)    648,335
---------------------------------------------------------------------------------------------

Cash Flows From Financing Activities
Proceeds from issuance of share capital                                   11,611           -
Proceeds from exercises of stock options                                   1,454       1,825
Purchase of treasury shares                                             (117,422)     (5,578)
Repayment of bank advances                                               (94,490)        639
Repayment of long-term debt                                              (17,642)    (73,701)
Interest paid                                                             (8,120)    (13,810)
Dividends paid                                                           (64,240)    (53,759)
---------------------------------------------------------------------------------------------
Net Cash Flows From Financing Activities                                (288,849)   (144,384)
---------------------------------------------------------------------------------------------
Effect of Exchange Rate Changes on Cash and Cash Equivalents              12,420        (819)
---------------------------------------------------------------------------------------------
Net Increase in Cash and Cash Equivalents                               (445,058)    908,082
---------------------------------------------------------------------------------------------

Cash and Cash Equivalents
- Beginning of period                                                  1,131,091     223,009
---------------------------------------------------------------------------------------------
- End of period                                                          686,033   1,131,091
---------------------------------------------------------------------------------------------

*  Unaudited


                                      -end-

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         SERONO S.A.
                                         a Swiss corporation
                                         (Registrant)



February 3, 2003                    By:  /s/  Allan  Shaw
                                         -------------------------------
                                         Name:   Allan Shaw
                                         Title:  Chief Financial Officer